Exhibit 21

Subsidiaries of the Registrant

The Registrant had two subsidiaries, which were both sold on December 28, 2001:

         Netking Limited, a British corporation - 100% owned
         Skamp International Limited, a British corporation - 53% owned


Netking Limited has one subsidiary:

         Skynet Limited, a British corporation - 100% owned


SKAMP International Limited had one subsidiary, which was sold on January 10, 2001:

         SKAMP sro, a Slovakian corporation - 90% owned